ROBOVET

Revolutionary new imaging and robotic technology for pets



robovet.com   North Bethesda MD   🐦   Technology Hardware Software Animals Engineering

Highlights

(1) Proprietary imaging technology with 18 granted patents, 100 patents pending.

(2) Founder started 4 companies valued at $100m+. Built medical imaging devices used by a million people.

(3) Less than 1/4th the cost of conventional diagnostic MRI systems.

(4) Advisor and investor helped start 200+ companies with multiple 100m+ exits.
(3) Less than 1/4th the cost of conventional diagnostic MRI systems.

(4) Advisor and investor helped start 200+ companies with multiple 100m+ exits.

(5) Versatile technology applicable to horses and companion pets with an estimated $3.1 billion addressable market for compact diagnostic MRI.

(6) Veterinary services market projected at $47.3 billion in 2020.

(7) Strong team of radiologists, physicists and engineers with current success developing veterinary imaging technology for horses and people.

Our Team



Irving Weinberg   Founder/Secretary

Radiologist, physicist, serial entrepreneur. Built medical imaging devices used by a million people.

After developing a human PET imaging system that found a niche helping equine athletes, utilizing our MRI and image-guided treatment technology to elevate veterinary care for our beloved animal companions was an easy fit. Our team is highly experienced in bringing new technologies to market and we are passionate about high-quality animal care!



M.C. Seward   Board Member/Veterinary Advisor

Dr. Seward is a veterinary radiologist and MBA graduate with professional experience in both the equine industry and veterinary field. He has authored scientific publications on veterinary imaging and MRI-guided veterinary therapy.

We are passionate about medical and veterinary imaging and providing cutting edge veterinary care for our pets.

Robovet has assembled a unique team that understands the needs of veterinary patients and the veterinary imaging market. We have been working with doctors and scientists across the globe to build the first MRI systems for guiding and manipulating surgical tools.





A canine patient under anesthesia for an MRI study.

There are many challenges associated with today's advanced medical imaging and surgery for pets.

Currently, MR systems are extremely expensive and require large specially constructed facilities that may not be readily available in emergency situations or able to accommodate larger animals such as horses. Moreover, radiation treatment for cancer requires referral, is limited in availability and has side effects.



MRI is often considered the "gold standard" in equine foot and lower-limb imaging. Photo: Courtesy University of California Davis, (The Horse, posted by Christy M. West, April 26, 2008).

So, we designed a system that addresses these challenges for less than 1/4th the cost of conventional diagnostic MRI systems.

We knew we wanted a system that was extremely light-weight, mobile, and versatile. The result is an MRI system design that is compact and lightweight, while also being far more energy and cost-effective. The system design provides fast, high-resolution images and also has the capability to perform magnetically-actuated surgery and image-guided therapy. Our systems will not only allow for real-time imaging during surgery but provide the capability to help treat illnesses ranging from bacterial infections to treating cancer in veterinary patients.



Artist's rendering of the Robovet system for small animal patients.

We made the only MRI system designed to perform magnetically-actuated surgery. This technology is backed by 18 patents and 100 patents pending.

The team currently has experience in the veterinary imaging market having sold PET scanners to high-profile equine clients such as The Breeders Cup. Complementary technology such as image-guided particles is currently undergoing research and development with medical research collaborators at academic institutions.

The US veterinary services market segment is growing with more than 42,000 veterinary establishments and an estimated revenue of more than $47 billion by 2020.





While most smaller practices cannot afford a traditional MRI, our unique design significantly reduces the cost and size, which will allow for wider availability. Initial revenue will be derived from the sale of the MR system as a stand-alone imaging device at a projected price point of $150,000 per unit. An estimated 20,648 prospective equine and companion animal practices are present in the US compiling an addressable market of nearly $3.1 Billion for compact diagnostic MRI.



Subsequent revenue will be generated through the sale of annual subscriptions for image-guided therapy and proprietary robotic kits and nanoparticles for image-guided treatment. The primary indications include equine lameness and soft tissue cancers in small animal patients. Subscriptions and image-guided treatment and robotic surgery applications result in an estimated addressable market of $47.9 Million. Successful surgical or image-guided treatment plans will be recorded for sharing between participating veterinary surgeons to advance medical treatment using the Robovet system. Robovet technology has a tremendous upside with future translation to human medical imaging.

Just the beginning

After venturing into the equine imaging market with a unique PET scanner for horses, it became apparent there was a market for an innovative MRI system for animals and the cost advantages would make a difference for companion animals and their owners. It has been a long and productive journey so far, but we've only just begun!



Where magic happens, in our lab with some of our brilliant research scientists who conduct intensive testing daily.

Now we need you!

We need you to help achieve our goal of developing a full-scale prototype for imaging companion animals. Funding is needed to refine software algorithms and optimize hardware. Funding milestones include:

- *$100,000 (minimum raise): Funds will be primarily utilized to develop a prototype full-scale MRI system to a level that can be displayed at conferences and trade-shows.*

- *$1,070,000 (maximum): Funds will be directed primarily towards construction of a full-scale veterinary MRI system with a percentage devoted to business development. A timeline of 1-2 years is projected for system development and manufacturing capabilities.*

We are looking forward to establishing Robovet systems at academic institutions and research facilities to advance research in image-guided therapy and robotic surgery in veterinary patients. Help us take Robovet to the next level, invest today!

Thank you for choosing us!




Fun fact, we love renaissance fairs! Check out Dr. Weinberg in his kilt!

Downloads

Robovet Deck Wefunder.pdf